THE AES CORPORATION
4300 Wilson Boulevard
Arlington, Virginia 22203

VIA EDGAR AND BY HAND

May 21, 2012

Mara L. Ransom
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	The AES Corporation
Registration Statement on Form S-4
Filed March 28, 2012
File No. 333-180388
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 27, 2012
File No. 1-12291

Dear Ms. Ransom:

The AES Corporation, a Delaware corporation (the “Company”), filed a Registration Statement on Form S-4 (the “Registration Statement”) on March 28, 2012. This letter is in response to your (the “Staff’s”) letter dated April 24, 2012 with respect to the Registration Statement and the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011. We have set forth your comments followed by the Company's response.

Pursuant to verbal conversations with the Staff, the Company expects to file an amendment (the “Expected Amendment”) to the Registration Statement upon further comment and response from the Staff with respect to the matters set forth below. However, the Company has set forth its responses and proposed revisions with respect to the Expected Amendment below.

Registration Statement on Form S-4

General

1.
Prior to effectiveness, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on the staff’s position enunciated in the Exxon Capital Holdings Corporation (May 13, 1988), Morgan Stanley & Co. Incorporated (June 5, 1991) and Shearman & Sterling (July 2, 1993) no-action letters.  Please include in your letter the supplemental representations substantially in the form set forth in the Morgan Stanley & Co. Incorporated and Shearman & Sterling letters.

COMPANY RESPONSE:  The Company filed the supplemental letter, including the representations set forth in the Morgan Stanley & Co. Incorporated and Shearman & Sterling letters, with the Securities and Exchange Commission (the “Commission”) on April 2, 2012.  A copy of the letter is attached as Exhibit C to this correspondence.

2.
It appears that you are incorporating by reference in reliance on General Instruction B. of Form S-4.  In this regard we note based on disclosure in your Annual Report on Form 10-K for the fiscal year ended December 31, 2011 that some of your subsidiaries are in default with respect to all or a portion of their outstanding indebtedness.  General Instruction B. requires, among other things, that the registrant meet the requirements of General Instruction I.A. for Form S-3, including I.A.5, which provides, in relevant part, that “[n]either the registrant nor any of its consolidated or unconsolidated subsidiaries have, since the end of the last fiscal year for which certified financial statements of the registrant and its consolidated subsidiaries were included in a report filed pursuant to Section 13(a) or 15(d) of the Exchange Act: … (b) defaulted (i) on any installment or installments on indebtedness for borrowed money …, which defaults in the aggregate are material to the financial position of the registrant and its consolidated and unconsolidated subsidiaries, taken as a whole.  Please provide us with your analysis as to how you satisfy the requirements of General Instruction B.  In this regard, you may wish to review Question 115.10 of our Compliance and Disclosure Interpretations for Securities Act Forms, which are available on our website.

COMPANY RESPONSE:  The C&DI referenced in the Staff’s comment makes it clear that a default will only be disqualifying if: (1) it involves failure to make interest or principal payments, and (2) it is material to the financial position of the registrant and its subsidiaries.  In this case, neither of these conditions applies and therefore the Company believes it may incorporate information by reference in reliance on General Instruction B of Form S-4.

With regard to the first condition, in its 2011 Form 10-K, the Company disclosed debt in default in an amount of $1.3 billion related to three subsidiaries—Maritza, Sonel and Kelanitissa. In each case, the businesses which are in default are operating businesses that remain current on all principal and interest payments.  As noted in the C&DI, the fact that there are no payment defaults by itself would allow the Company to incorporate by reference in the Form S-4.

With regard to the second condition (the materiality analysis), we reiterate first the point noted immediately above, which is that each business is maintaining operations at this time.  In addition, we further note that the debt in default is non-recourse debt, meaning that the loan is to be repaid solely from the applicable subsidiary’s cash flow and is secured solely by the assets of the subsidiary.  Therefore, the lenders have no recourse for these defaults against The AES Corporation. In addition, none of the projects that are currently in default are owned by subsidiaries that meet the applicable definition of materiality in The AES Corporation’s senior secured credit facility or other debt agreements in order for such defaults to trigger an event of default or permit acceleration under such indebtedness.  Therefore, the Company respectfully asserts that the defaults are not material.

Since neither of the two conditions set forth in the C&DI have been met, the Company believes that it may incorporate relevant information by reference in reliance on General Instruction B of Form S-4.

Incorporation by Reference, page ii

3.
We note that you incorporate your 8-K/A filed on March 27, 2012.  It appears, however, that the EDGAR filing date for the 8-K was March 28, 2012.  Please revise your disclosure to incorporate by reference your Form 8-K filed on March 28, 2012.

COMPANY RESPONSE:  In the Expected Amendment, the incorporation by reference will be updated to reflect the March 28, 2012 Form 8-K.

Risk Factors, page 6

4.
Please eliminate the language in the italicized introductory paragraph indicating that the listed risk factors are not the only risks you may face and that additional risks that you currently deem immaterial may also harm your business, results of operations or financial condition.  All material risks should be described.  If risks are not deemed material, you should not reference them.

COMPANY RESPONSE:  In the Expected Amendment, the Company will delete the language referenced in the Staff’s comment. Please see below for the specific deletion (marked via strikethrough):

“If any of the following risks occur, our business, results of operations or financial condition could be materially adversely affected. You should carefully consider the risks discussed below, together with the financial and other information contained or incorporated by reference in this prospectus. In addition to the risk factors discussed below, you should read “Item 1A.—Risk Factors” in our Annual Report for more information about important risks that you should consider before exchanging old notes for new notes. You should also read the section captioned “Forward-looking Statements” for a discussion of what types of statements are forward-looking as well as the significance of such statements in the context of this prospectus. ~~The risks described below are not the only ones we face. Additional risks of which we are not presently aware or that we currently believe are immaterial may also harm our business, results of operations or financial condition.”~~

Conditions to the Exchange Offer, page 32

5.
We note your disclosure in the third paragraph that “[you] will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for any old notes, if at that time any stop order shall be threatened or in effect with respect to the exchange offer to which this prospectus relates or the qualification of the indenture under the Trust Indenture Act.”  It appears that you could assert this condition after the expiration of your offer.  As all offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, please revise the disclosure accordingly.

COMPANY RESPONSE:  In the Expected Amendment, the Company will delete the language referenced in the Staff’s comment. Please see below for the specific deletion (marked via strikethrough):

“Notwithstanding any other provisions of the exchange offer, we will not be required to accept for exchange, or to issue new notes in exchange for, any old notes and may terminate or amend the exchange offer, if at any time before the expiration of the exchange offer, that acceptance or issuance would violate applicable law or any interpretation of the staff of the SEC.

That condition is for our sole benefit and may be asserted by us regardless of the circumstances giving rise to that condition.  Our failure at any time to exercise the foregoing rights  shall not be considered a waiver by us of that right.  Our rights described in the prior paragraph are ongoing rights which we may assert at any time and from time to time prior to the expiration of the exchange offer.

~~In addition, we will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for any old notes, if at that time any stop order shall be threatened or in effect with respect to the exchange offer to which this prospectus relates or the qualification of the indenture under the Trust Indenture Act.”~~

Undertakings, page II-6

6.	Please revise your disclosure to include the undertakings required by Item 512(b) of Regulation S-K, as it appears to be applicable to your registration statement.

COMPANY RESPONSE:  In the Expected Amendment, the undertakings required by Item 512(b) will be included. Please see below for the specific additional undertaking that will be included:

“That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.”

Form 10-K for Fiscal Year Ended December 31, 2011

Item 8.  Financial Statements and Supplementary Data, page 166

Consolidated Statements of Cash Flows, page 169

7.
Please tell us the items and their amounts included the gain (loss) from sale of investments and impairment expense and (gain) loss on disposal and impairment write-down – discontinued operations line items for each year presented.

COMPANY RESPONSE:  The items and amounts included in the line items gain (loss) from sale of investments and impairment expense (Table 7A) and the (gain) loss on disposal and impairment write-down – discontinued operations (Table 7B) are as follows:

Table 7A. (Gain) loss from sale of investments and impairment expense

	2011		2010	2009

	(in millions)
Gain on sale of investments	a	8	-	131
Goodwill impairment	a	(17)	(21)	(122)
Asset impairment expense	a	(225)	(389)	(20)
Other non-operating expense (other than temporary impairments)	a	(82)	(7)	(12)
Impairments recorded in operations of discontinued businesses	b	(42)	(825)	(12)
Gain on sale of assets	c	47	12	14
Loss on sale and disposal of assets	c	(70)	(84)	(33)
Other		(5)	1	(3)
Total		(386)	(1,313)	(57)

a	As per the consolidated statements of operations.

b	Represents impairment expenses classified within discontinued operations.

c	As per Note 19 - Other Income and Expense - to the consolidated notes to the financial statements.

Table 7B. (Gain) loss on disposal and impairment write-down - discontinued operations

	2011	2010		2009
CONSOLIDATED STATEMENTS OF OPERATIONS
	(in millions)
Gain (loss) from disposal of discontinued businesses, net of income tax
expense (benefit) of $300, $132 and $0, respectively	86	64		(150)

Add-back income taxes	300	132		-
Gross amount classified within the consolidated statements of operations	386	196		(150)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Gain) loss on disposal and impairment write-down - discontinued operations	(388)	(209)		150

Other operating activities:
Net income	-	12	a	-
Other	2	1		-

Total classified within the consolidated statements of cash flows	(386)	(196)		150

a	Transaction costs recorded upon the sale of certain businesses

Notes to Consolidated Financial Statements, page 171

1.  General and Summary of Significant Accounting Policies, page 171

Correction of an Error, page 171

8.
It appears that the restatement of comprehensive income was quantitatively material and that you should have complied with the disclosure and presentation requirements of ASC 250.  Please provide us with your assessment of materiality, including the qualitative factors you considered in determining that the error correction was not subject to the disclosure and presentation requirements of ASC 250.  Refer to ASC 250-10-S99-1.

COMPANY RESPONSE:  We determined the error to be quantitatively material as a percentage of comprehensive income; however, immaterial from a qualitative perspective.  As noted in ASC 250-10-S99-1, “A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important…”  We do not believe that the misstatement of this item is material as it is not probable that the judgment of a reasonable person relying upon our financial statements would have been changed or influenced by the correction of the item.  From our qualitative assessment, we noted the error had no impact to amounts reported on our consolidated balance sheet, consolidated statement of operations or consolidated statement of cash flows for 2010.  Additionally, on the face of the consolidated statement of changes in equity, accumulated comprehensive income was correctly stated, but the activity inadvertently was not included in the comprehensive income column.  With respect to the measure of comprehensive income, we historically have not discussed or provided guidance to analysts or investors on the measure.  Nor are there internal performance indicators that make use of this measure that we monitor or use to compensate our employees.  It is our experience that analysts and investors focus on net income attributable to AES and adjusted EPS, neither of which were impacted by the error.  Given these factors, we corrected our comprehensive income for 2010 within our 2011 consolidated financial statements and disclosed the error accordingly.  We also determined that the error was not intentional and was the result of infrequent dispositions of foreign business interests.  On the consolidated statement of changes in equity, we labeled the financial statement line items for other comprehensive income and total comprehensive income as “restated” and disclosed in the footnote the nature of the error and the quantitative impact on comprehensive income.  Based on the nature and our assessment of the materiality of the error, we believe we have complied with the reporting requirements of ASC 250-10-50-7.

Principles of Consolidation, page 171

9.
Please tell us how you have met the disclosure objectives of ASC 810-10-50-8, particularly with respect to the nature of restrictions on consolidated VIE assets reported in the consolidated balance sheet, including the carrying amount of such assets and how your involvement with VIEs affects your financial position, financial performance and cash flows.

COMPANY RESPONSE:  Please see below for the analysis of each part of ASC 810-10-50-2AA, which effectively carried forward the requirements of ASC 810-10-50-8 after Accounting Standards Update No. 2009-17:

a.
ASC 810-10-50-2AA.a.1. – Please note that Note 1 – General and Summary of Significant Accounting Policies discusses the significant judgments and assumptions that we have made in determining whether or not to consolidate a variable interest entity (and, in some cases, whether an entity is a variable interest entity or not).

b.
ASC 810-10-50-2AA.a.2. – Please note that we do not believe that there were any significant judgments and assumptions made about the information to be disclosed about our involvement with variable interest entities.  Without material exception, our variable interest entities, where we are the primary beneficiary, meet the criteria to be exempt from the disclosure requirements in ASC 810-10-50-3 and 50-5A (pursuant to 50-5B) because:

•	these entities issue voting interests;

•	we hold a majority of those voting interests;

•
the entities meet the definition of a business, by either (a) being in operations and having inputs, processes and outputs or (b) being at a point in construction that inputs, processes and a capability to produce outputs all exist, and;

•
the assets of the entities can be used for purposes other than the settlement of the obligations of the entities as the assets are to be used in generating or distributing electricity with the goal of having enough profitability to fund more than just the settlement of the obligations (including to fund operations or remit dividends, or both, to their parent companies as frequently as possible).

Please see our response to 11(b) regarding disclosure requirements about variable interest entities for which we are not the primary beneficiary.

c.
ASC 810-10-50-2AA.b. through 50-2AA.d. – These paragraphs seek disclosures on any restrictions on assets of variable interest entities and the risks associated with and the effects from our involvement with variable interest entities.  As noted above, the assets of variable interest entities can be used for purposes other than the settlement of obligations of the entities.  As a result and considering that these entities represent businesses, there is not a meaningful difference between our businesses, whether they meet the definition of a variable interest entity or not.  So, there is not a meaningful difference in the risks associated with and the effects from our involvement with our businesses based on whether they meet the definition of a variable interest entity.

Also, our holding company structure is what is most meaningful for an investor to understand regardless of whether an entity is a variable interest entity or not as there are no meaningful differences in restrictions on the assets of a subsidiary or in the risks associated with our involvement with that entity.  As such, we disclosed the following in Note 1 – General and Summary of Significant Accounting Policies:  “The AES Corporation is a holding company (the “Parent Company”) that through its subsidiaries and affiliates, (collectively, “AES” or “the Company”) operates a geographically diversified portfolio of electricity generation and distribution businesses. Generally, given this holding company structure, the liabilities of the individual operating entities are not recourse to the parent and are isolated to the operating entities. Most of our operating entities are structured as limited liability entities, which limit the liability of shareholders. The structure is generally the same regardless of whether a subsidiary is consolidated under a voting or variable interest model.”  Similarly, we disclosed the following information in Note 11 – Debt:  “Various lender and governmental provisions restrict the ability of certain of the Company’s subsidiaries to transfer their net assets to the Parent Company. Such restricted net assets of subsidiaries amounted to approximately $3.3 billion at December 31, 2011.”  Cash that is legally restricted is disclosed as “Restricted Cash” on the face of the consolidated balance sheet and discussed in Note 1 – General and Summary of Significant Accounting Policies – Restricted Cash.  Assets legally restricted for purposes of settling asset retirement obligations are disclosed in Note 3 – Property, Plant and

Equipment.  Furthermore, we have disclosed the risks related to our entities in Note 25 – Risks and Uncertainties.

Based on the foregoing, we believe we have met the disclosure requirements for variable interest entities and that our financial statements provide sufficient disclosures about the restrictions on our assets and the risks related to all entities.  In addition to the above disclosures provided in our consolidated financial statements, please note that there are other disclosures in our 2011 Form 10-K about the restrictions and risks of our entities, whether variable interest entities or not (e.g. pages 80-82 have risk factors specifically about our holding company structure).

Deferred Financing Costs, page 177

10.	Please tell us your basis in GAAP for classifying make-whole payments in connection with early debt retirements as cash flows used in investing activities.

COMPANY RESPONSE:  Although our description was incorrect, make-whole payments have been properly classified in our consolidated statements of cash flows as financing activities under “Repayments of debt.”  In our future annual filings beginning with the 2012 Form 10-K, we will correct our description of the classification of make-whole payments in connection with early debt retirements to “cash flows used in financing activities” to reflect how we had actually classified such payments in our consolidated statements of cash flows for each year presented.

7.  Investments in and Advances to Affiliates, page 207

11.
We note that you account for your 51% investment in IC Ictas Energy Group as an equity method investment.  Please tell us how you overcome the presumption of consolidation and the factors considered in evaluating whether noncontrolling rights are substantive.  Refer to ASC 810-10-15-8 and ASC 810-10-25.  We also note that you hold a variable interest in VIEs in which you are not the primary beneficiary.  Please tell us your consideration of providing the disclosures in ASC 810-10-50-15.

COMPANY RESPONSE:  Please see below for a discussion addressing each of the two topics in the comment:

a.
IC Ictas Energy Group – We considered that ASC 810-10-15-8 includes the following guidance:  “The usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity is a condition pointing toward consolidation.”  Notwithstanding this guidance, we considered the following guidance from ASC 810-10-25-11 to overcome the presumption in ASC 810-10-15-8 that we should consolidate IC Ictas Energy Group: “A majority-owned subsidiary shall not be consolidated if control does not rest with the majority owner ….”

While we own 51% of the outstanding shares, we own all of the Class A shares.  The shareholders agreement provides for equal representation on the Board of Directors of IC Ictas Energy Group between the holders of the Class A and B shares.  The holder of the other 49% of the outstanding shares owns all of the Class B shares.  As a result, all decisions effectively require the approval of both shareholders, which results in the other shareholder having substantive participating rights that preclude us from having control of the entity.  As such, control does not rest with the majority owner so we should not consolidate the IC Ictas Energy Group.  As we have significant influence over its operating and financial policies as contemplated by ASC 323, we account for our 51% investment in IC Ictas Equity Group under the equity method.

b.
Disclosures about Variable Interest Entities by a Nonprimary Beneficiary Holder – Please see below for our analysis on each part of ASC 810-10-50-4, which effectively carried forward the requirements of ASC 810-10-50-15 after Accounting Standards Update No. 2009-17:

Regarding ASC 810-10-50-4.a., please note the amounts disclosed in the table in Note 7 – Investments in and Advances to Affiliates represent the carrying amount of equity method investments.  Please also note that these balances are classified on our consolidated balance sheets as investments in and advances to affiliates.  In addition, please note that the table indicates where an investee is a variable interest entity and that there are no other carrying amounts related to these variable interest entities.  As the carrying amounts for these entities were only $65 million as of December 31, 2011 (which is only about 0.01% of total assets), these entities are immaterial.

Regarding ASC 810-10-50-4.b. and 50-4.c., we do not have any exposure to loss from these variable interest entities beyond the carrying amount that is already disclosed.

Regarding ASC 810-10-50-4.d., these variable interest entities do not have any liquidity arrangements, guarantees and/or other commitments by third parties that may affect the fair value or risk of our variable interest (i.e., investment) in them.

Regarding ASC 810-10-50-4.e., please note that Note 1 – General and Summary of Significant Accounting Policies addresses the significant judgments and assumptions that we have made in determining whether or not to consolidate a variable interest entity (and, in some cases, whether an entity is a variable interest entity or not).

As such, we have complied with the applicable requirements of ASC 810-10-50-4.

12.
We note that you hold less than a controlling financial interest in certain Latin America generation facilities and a Latin America distribution utility, certain North America generation facilities, certain Europe generation facilities and distribution utilities and wind generation facilities which appear to be consolidated.  Please provide us a summary of entities in which you hold less than a controlling financial interest that are consolidated and in each case the facts and circumstances supporting consolidation.  Refer to ASC 810-10-15.

COMPANY RESPONSE:  Please note that we do hold a controlling financial interest in the entities that we consolidate and consolidate all entities where we have a controlling financial interest.  While the disclosure of “AES Equity Interest” percentages presented in Item 1 – Business – Our Organization and Segments in our 2011 Form 10-K has ownership amounts less than 50%, the disclosure is intended to show the Company’s economic interest (not voting interests) in each entity.  In response to the Staff’s comment, please see below for a discussion of every facility that is listed in Item 1 where the “AES Equity Interest” is disclosed as being 50% or below where we consolidate that entity.  We do not consolidate any other entity where the “AES Equity Interest” is disclosed as being 50% or below.

a.
Brasiliana – Please note that Brasiliana is not listed in Note 1 but is being discussed here since it is the holding company through which we have a controlling financial interest in and consolidate Tietê, Uruguaiana and Eletropaulo, which are each listed.

Please see the disclosures on page 92 of the 2011 Form 10-K, which include the following:  “Companhia Brasiliana de Energia (“Brasiliana”) is a holding company in which we have a controlling equity interest and through which we own three of our four Brazilian businesses: Eletropaulo, Tietê and Uruguaiana.  We entered into a shareholders’ agreement with an affiliate of the Brazilian National Development Bank (“BNDES”) which owns more than 49% of the voting equity of Brasiliana. Among other things, the shareholders’ agreement requires the consent of both parties before taking certain corporate actions, grants both parties rights of first refusal in connection with the sale of interests in Brasiliana and grants certain drag-along rights to BNDES.”

We own 46% of the total outstanding shares of Brasiliana (comprised of 50% plus one of its voting shares and a smaller percentage of its non-voting shares).  Based on owning a majority of the voting shares, we appoint the majority of the Board of Directors of Brasiliana.   While the Shareholders Agreement governing Brasiliana gives BNDES several rights, they were assessed and determined to be protective (as contemplated by ASC 810-10-20) and would not preclude us from consolidating Brasiliana.

1.
Tietê (“AES Equity Interest” Disclosed:  24%) – Brasiliana owns more than 50% (i.e., approximately 71%) of the outstanding voting shares of Tietê (and 53% of the total outstanding shares).  While other shareholders have specific rights, they were assessed and determined to be protective (as contemplated by ASC 810-10-20) and would not preclude Brasiliana from consolidating Tietê.  As such, Brasiliana has a controlling financial interest in Tietê and we have a controlling financial interest in Brasiliana.  As such, we have a controlling financial interest in Tietê so we should and do consolidate Tietê.  (The “AES Equity Interest” is disclosed as 24% for Tietê based on multiplying the aforementioned total equity interests of 46% and 53%).

2.
Uruguaiana (“AES Equity Interest” Disclosed:  46%) –Brasiliana owns (directly or indirectly) 100% of the outstanding voting shares of Uruguaiana.  As such, Brasiliana has a controlling financial interest in Uruguaiana.  As we have a controlling financial interest in Brasiliana, we have a controlling financial interest in Uruguaiana so we should and do consolidate Uruguaiana.  (The “AES Equity Interest” is disclosed as 46% for Uruguaiana by multiplying the total equity interests of 46% and 100%).

3.
Eletropaulo (“AES Equity Interest” Disclosed:  16%) –Brasiliana indirectly owns a majority (i.e., approximately 78%) of the outstanding voting shares of Eletropaulo (while directly and indirectly owning approximately 35% of the total outstanding shares of Eletropaulo).  While other shareholders have specific rights, they were all assessed and determined to be protective (as contemplated by ASC 810-10-20) and would not preclude Brasiliana from consolidating Eletropaulo.  As such, Brasiliana has a controlling financial interest in Eletropaulo.  As we have a controlling financial interest in Brasiliana, we have a controlling financial interest in Eletropaulo so we should and do consolidate Eletropaulo.  (The “AES Equity Interest” is disclosed as 16% for Eletropaulo by multiplying the aforementioned total equity interests of 46% and of 35%).

b.
Itabo (“AES Equity Interest” Disclosed:  50%) – Our 50% economic interest in Itabo is comprised entirely of 100% of the Class B shares.  According to the bylaws for Itabo, the holders of the Class B shares have the right to elect four out of the five members of the Board of Directors.  While the holder of Class A shares has several rights, they were assessed and determined to be protective (as contemplated by ASC 810-10-20) and would not preclude us from consolidating Itabo by controlling the Board (consistent with ASC 810-10-25-7).

c.
Bayano, Chiriqui–Esti,  Chiriqui–La Estrella and Chiriqui–Los Valles (“AES Equity Interest” Disclosed:  49%) – Our 49% economic interest in these businesses is comprised entirely of 100% of the voting class of shares, where the by-laws provide the holder of those shares with administrative rights over these businesses and the right to elect a majority of the Board of Directors.  The other shareholders do not have any veto rights.  As a result, we have a controlling financial interest in these businesses.

d.
Amman East (“AES Equity Interest” Disclosed:  37%) – We own 61% of a holding company, which owns 60% of Amman East and the other 39% is owned entirely by one other shareholder.  We also nominate five out of the seven members of the Board of Directors, where a simple majority of the Board decides on all matters, aside from certain matters that require the approval of a Director representing each of the two shareholders, which were assessed and determined to be protective.  As such, we have a controlling financial interest over this holding company and we should and do consolidate this holding company as minority rights do not preclude consolidation.

The holding company noted above indirectly owns 60% of Amman East whereas the other 40% is owned entirely by one other shareholder. As a result, we appoint three out of the five members of the Board of Directors at Amman East.  All decisions of the Board are made by an affirmative vote of a simple majority of the Board, except for certain matters requiring unanimous approval of the shareholders that convey to the other shareholders rights that are only protective  and do not include any matters related to the day-to-day operational and management decision-making activities.

As such, the holding company has a controlling financial interest over Amman East and the holding company should and does consolidate Amman East as minority rights do not preclude consolidation by the holding company.  As we have a controlling financial interest in the holding company, we have a controlling financial interest in Amman East so we should and do consolidate Amman East.  (The “AES Equity Interest” is disclosed as 37% for Amman East by multiplying the aforementioned interest of 61% in the holding company and interest of 60% in Amman East).

In future annual filings beginning with our 2012 Form 10-K, we will consider how to further explain what the “AES Equity Interest” represents, which potentially may be described as our economic interest and/or how income or loss is allocated between the AES Corporation and the noncontrolling interest.  In addition, in our future annual filings beginning with our 2012 Form 10-K, we will consider whether to disclose the percentage of the voting interests we hold directly in the facilities at that level (not considering intermediate holding companies).

13.
We note that you hold a 50% ownership interest in Bursa, Kocaeli and Istanbul, which appear to be excluded from your table of investments accounted for under the equity method.  Please tell us how these investments are accounted for and the facts and circumstances supporting your accounting.  Refer to ASC 810-10-15.

COMPANY RESPONSE:  Please note that the Bursa, Kocaeli and Istanbul (Koc University) facilities are collectively disclosed in Note 7 – Investments in and Advances to Affiliates as part of Entek.  Entek is disclosed as an equity method investee that “operates two gas-fired generation facilities in Turkey with an aggregate capacity of 312 megawatts (“MW”)”.  The equity method disclosure in Note 7 of the consolidated financial statements includes the two largest gas-fired facilities in Turkey disclosed in Item 1:  Bursa (at 156 MW) and Kocali (at 158 MW).  It does not include the Istanbul (Koc University) facility as it is only 2 MW.  To the extent applicable for future annual filings beginning with our 2012 Form 10-K, we will consider how to better align how the same businesses are identified throughout our filings and resolve the small difference in MW.

14.  Benefit Plans, page 226

14.
Please tell us your consideration of disclosing the net gain or loss and net prior service cost or credit recognized in other comprehensive income and reclassification adjustments for each year presented.  Refer to ASC 715-20-50-1 and ASC 715-20-55-17.

COMPANY RESPONSE:  Please refer to Note 15 – Equity on page 234 under the heading “Comprehensive Income” for the change in unfunded pension obligation and the reclassification to earnings recognized in other comprehensive income, which includes the amortization of prior service costs and actuarial gains and losses.  Beginning with our June 30, 2012 Form 10-Q, we will separately disclose the amortization of prior service costs and actuarial gains or losses on the face of the consolidated statement of comprehensive income.

16.  Equity, page 232

Comprehensive Income, page 234

15.	Please show how to reconcile derivative activity to your disclosures on page 205 in Note 6 and pension activity to your disclosures in Note 14.

COMPANY RESPONSE: Please see below for discussions on derivatives and pensions:

Reconciliation of Derivative Activity:  Please see the reconciliation of the table in Note 6 on the effective portion of cash flow hedges and the comprehensive income table in Note 16 that has been included as Exhibit A to this correspondence.  For 2011, please note these two tables reconcile by utilizing only amounts that have been disclosed.  As such, there are no differences between the two tables to explain.  In future quarterly and annual filings, we will continue to have these tables reconcile within the filing.  For 2010 and 2009, we acknowledge that these two tables cannot be reconciled utilizing only amounts that have been disclosed.  As these differences only raise an issue with disclosures (as opposed to recorded amounts) and as they are small in comparison to our net income and our comprehensive income, we believe that an investor would not have made a different investment decision based solely on whether that investor would have been able to reconcile these two tables without additional amounts that were recorded properly but only disclosed in one of the tables.  That said, to the extent our future annual filings, beginning with our 2012 Form 10-K, include such amounts from 2010, we will revise these tables to address the below differences so that the tables reconcile within the filing.

As quantified in Exhibit A, these differences can generally be categorized as follows:

a.
Changes from a Qualifying Hedge – The comprehensive income table includes all amounts recognized in accumulated other comprehensive income (AOCI) related to our cash flow hedges, including those that once but no longer qualified as cash flow hedges (i.e., de-designations) where there would be current activity in AOCI.  When we adopted FAS 161 in 2009, it was not readily apparent whether and how the de-designations should be reflected in the effective portion table.  Paragraph 44C.b. of FAS 133, as amended by FAS 161 (now ASC 815-10-50-4C) references “designated and qualifying … cash flow hedges)”.  Paragraph A37 of FAS 133 includes the following:  “The Board also decided that this Statement should not permit or require disclosure of the gains and losses related to hedged items not designated and qualifying in a Statement 133 hedging relationship within the required statement of financial performance table.”  Based on these two paragraphs, we determined that these de-designations should be included in the comprehensive income table while being excluded from the effective portion table.  Similarly, we determined that the AOCI activity that we record on equity method investments should be included in the comprehensive income table while being excluded from the effective portion table (as disclosures generally exclude equity method investments).  As such, it was not readily apparent that these two tables should reconcile to each other utilizing only amounts disclosed in the financial statements so there were various types of differences between these two tables.  As best practices evolved related to these disclosures, we prospectively began disclosing information so these two tables could be reconciled to each other utilizing only amounts disclosed.

b.
Ineffective Portion of Settlements – Settlements on any derivatives designated and qualifying as cash flow hedges ultimately do not have an impact on AOCI, but are considered in both the change in fair value (amount recorded to AOCI) and the reclassification to earnings.  As the change in fair value reflected in settlements can include an ineffective portion, this ineffectiveness should not be reflected in the effective portion table.  As there is ultimately no net impact on AOCI, we did not initially consider excluding the ineffective portion from the comprehensive income table.  As best practices evolved, we prospectively excluded the ineffective portion from both of the tables.

c.
Currency and Classification Differences – The primary difference resulted from using different foreign exchange rates for the effective portion table than would have been used in translating the financial statements of subsidiaries with functional currencies other than the U.S. Dollar (where the latter rates determined the AOCI activity and thus the comprehensive income table).  The remaining differences vary in nature. As with the other categories of differences, this difference for this category is also immaterial.

In summary, these two tables (i.e., the table in Note 6 on the effective portion of cash flow hedges and the comprehensive income table in Note 16) reconcile within the disclosures for 2011, for the first quarter of 2012 (as reported in our March 31, 2012 Form 10-Q) and will continue to do so in future quarterly and annual filings.  These two tables did not reconcile within the disclosures for 2010 and 2009 included in our 2011 Form 10-K filing; however, we believe this issue to be immaterial and will correct it to the extent the information is in future annual filings beginning with our 2012 Form 10-K.

Reconciliation of Pension Activity: As noted in the reconciliation included in Exhibit B to this correspondence, the two items comprising the difference between the comprehensive income footnote and the pension footnote are related to (A) the treatment of the amortization of prior service costs and actuarial gains and losses under regulatory accounting at IPL, our utility business in Indiana and (B) immaterial classification differences:

(A) IPL.

As a regulated utility, pension gains and losses at IPL are allowed to be recovered through tariff rate increases/decreases passed on to the customer and, as such, these gains and losses are not recognized and deferred within other comprehensive income, but rather are recognized as a regulatory asset, as disclosed in Note 10 - Regulatory Assets and Liabilities.  As a result, the amortization shown in lines 4 to 7 of Exhibit B (included in Footnote 14 – Benefit Plans) does not reconcile to the amount included within comprehensive income on page 229 as it includes both the amortization recognized against the regulatory assets related to IPL and amortization recognized within other comprehensive income for the remaining pension plans not subject to the regulatory accounting guidance.

(B) Immaterial classification differences.

During the reconciliation performed as part of the December 31, 2011 reporting process, as shown in line 11 of Exhibit B, the Company noted instances in which amounts should have been reflected within Footnote 15 - Equity on page 234 of the 2011 Form 10-K as “Reclassification to Earnings”, but were reflected in the line item “Change in Unfunded Pension Obligation.” We deemed this to be an immaterial classification difference that only impacted the presentation of the two line items within the comprehensive income footnote; all amounts were correctly recognized by us as a charge to other comprehensive income.

17.  Share-Based Compensation, page 240

Stock Options, page 240

16.
Please tell us your consideration of disclosing the terms of the modification made to stock option awards disclosed in the first paragraph on page 242, the number of employees affected and the total incremental compensation costs resulting from the modifications.  Refer to paragraph h.2 on ASC 718-10-50-2.

COMPANY RESPONSE: The modification to the stock option awards was related to one employee and incremental compensation expense of $3.5 million was recognized for the modification.  This incremental compensation expense is related to the separation agreement of the Company’s Chief Executive Officer dated September 4, 2011, and is not a recurring or routine occurrence.  The modification was not disclosed in the notes to the consolidated financial statements given the one-time occurrence and immateriality of the expense.  However, the information is disclosed within the compensation discussion and analysis of the Company's Definitive Proxy Statement filed on March 1, 2012 within the Executive Leadership Changes and Related Compensation Actions on page 18 as well as footnote 3 to the Summary Compensation Table on page 44.

Restricted Stock, page 242

17.
We note that you estimated the fair value of restricted stock units with market conditions by applying a factor of 137% to the closing price of your stock on the grant date.  Please tell us why this valuation complies with the guidance in ASC 718.

COMPANY RESPONSE: As outlined in ASC 718-10-30-14, restricted stock units with market conditions should include the market conditions in the estimate of grant-date fair value.  Because awards with market conditions are determined to be path dependent options requiring complex valuation techniques, we calculated the fair value of the awards using a Monte Carlo simulation.  The market condition determines the vesting and final share equivalent per restricted share unit and can result in earning an award payout range of 0% to 200% depending on the level of achievement.  The results of the valuation estimated fair value at $17.68 per share, equating to 137% of the Company’s closing stock price on the date of grant. The aggregate compensation expense related to these awards recognized in 2011 was approximately $1.1 million.

22.  Discontinued Operations and Held for Sale Businesses, page 254

18.
We note that you held less than a controlling financial ownership interest in the Brazilian Telecom companies sold during 2011 and Barka sold in 2010.  Please tell us your basis for consolidating Brazil Telecom and Barka and why the businesses are properly classified as discontinued operations.

COMPANY RESPONSE: As further discussed in our response to comment 12, please note that we hold a controlling financial interest in the entities that we consolidate.

Please see below for two discussions separately addressing why these companies were consolidated prior to their sale and how they met all the criteria to be reported as discontinued operations in the 2011 Form 10-K.  As we had consolidated these companies prior to their sale, the guidance in ASC 360-10-15-5 precluding equity or cost method investments from being discontinued operations did not apply.  Also, these companies met the criterion of being a component of an entity (as defined in ASC 360-10-20) by each comprising an operation with cash flows that could be clearly distinguished, operationally and for financial reporting purposes, from the rest of AES.

a.
Brazilian Telecom – Please see the prior discussion on Brasiliana (of which we own 46%) provided in response to comment 12 as it related to businesses in Brazil.  Brasiliana owned 100% of each of the two telecommunications companies and had a controlling financial interest in them.  So, Brasiliana should and did consolidate them.

As we have a controlling financial interest in Brasiliana, we had a controlling financial interest in these two telecommunications companies so we should and did consolidate them.  (The ownership interest was disclosed as 46% for these companies by multiplying the aforementioned equity interests of 46% and of 100% for both).

Due to each of these two companies being a component and upon both meeting the held-for-sale criteria, we considered the criteria in ASC 205-20-45-1 and determined that both companies should be presented as discontinued operations.  Regarding ASC 205-20-45-1.a., the operations and cash flows of both companies would be (and were) eliminated from our ongoing operations within one year after the sale, during which our transition services would (and did) end.  Regarding ASC 205-20-45-1.b., our involvement with both companies would be (and was) eliminated within one year after the sale.  In assessing both criteria, we looked to the assessment period of one year after the sale (per ASC 205-20-55-20) and our expectations about meeting the criteria by the end of that period (per ASC 205-20- 55-22).  As such, both of these telecommunications companies met all of the criteria for discontinued operations.

b.	Barka – Please see the prior discussion of a holding company (of which we own 61%) provided in response to comment 12 as it related to Amman East.

That same holding company indirectly had owned 58% of Barka and appointed four out of the seven members (or 57%) of the Board of Directors of Barka.  The Board was responsible for the day-to-day operations and overall direction and supervision of Barka and most Board matters requires an affirmative vote of just a simple majority.  The remaining matters require an affirmative vote of 75% at the shareholders’ general meeting such that they gave the minority shareholder some rights, which were all assessed and determined to be protective and did not preclude consolidation by the holding company.

As such, the holding company had a controlling financial interest in Barka and the holding company should and did consolidate Barka as the minority rights did not preclude consolidation by the holding company.  As we had a controlling financial interest in the holding company, we had a controlling financial interest in Barka so we should and did consolidate Barka.  (The ownership interest was disclosed as 35% for Barka by multiplying the aforementioned interests of 61% and of 58%).

Due to Barka being a component and upon Barka meeting the held-for-sale criteria, we considered the criteria in ASC 205-20-45-1 and determined that Barka should be presented as discontinued operations.  Regarding ASC 205-20-45-1.a., the operations and cash flows would be (and were) eliminated from our ongoing operations upon the sale.  Regarding ASC 205-20-45-1.b., our involvement with Barka would be (and was) eliminated upon the sale and, therefore, Barka met the discontinued operations criteria.

23.  Acquisitions and Dispositions, page 257

19.	Please tell us your consideration of disclosing, to the extent applicable, information regarding indemnification assets, receivables and contingencies required by ASC 805-2-40-1.

COMPANY RESPONSE: This disclosure is not applicable to our acquisition of DPL Inc.  We did not have any indemnification assets, receivables or contingencies associated with this transaction.

As mentioned further above, the Company will file the Expected Amendment with the Commission upon further comment and response from the Staff with respect to the matters set forth above. If you have any questions or comments about the foregoing, please do not hesitate to contact me at the contact information first set forth above or via telephone at (703) 522-1315.

Very truly yours,
By:	/s/ Mary E. Wood
	Name: Title:	Mary E. Wood Vice President, Controller and Interim Chief Financial Officer

cc:	Zafar Hasan
Assistant General Counsel
The AES Corporation
4300 Wilson Boulevard
Arlington, Virginia 22203

Richard D. Truesdell, Jr.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

Enclosures

Exhibit A – Reconciliation of Derivative Activity

	2011		2010		2009
	Gains / (Losses) Recognized in AOCL	Gains / (Losses) Reclassified from AOCL Into Earnings	Gains / (Losses) Recognized in AOCL	Gains / (Losses) Reclassified from AOCL Into Earnings	Gains / (Losses) Recognized in AOCL	Gains / (Losses) Reclassified from AOCL Into Earnings
Comprehensive Income Table (Note 16)

Amount in Columns (Net of Tax)	$(379)	$137	$(242)	$162	$214	$(141)
Amount in Parentheses (Taxes)	(108)	22	(56)	41	(34)	41
Total from Disclosure (Pre-Tax)	(487)	159	(298)	203	180	(100)

Effective Cash Flow Hedge Table (Note 6)

Total from Table	(487)	(159)	(249)	(90)	219	(24)
Footnote on Disc Ops (Interest Rate)	-	-	-	(113)	-	(35)
Footnote on Disc Ops (Commodity)	-	-	-	11	-	190
Total from Disclosure	(487)	(159)	(249)	(192)	219	131

Difference in Totals Disclosed	-	-	(49)	11	(39)	31

Properly Recorded But Disclosed Only in One Table

Changes to or from a Qualifying Hedge	-	-	13	-	12	(1)
Ineffective Portion of Settlements	-	-	19	(19)	32	(32)
Currency and Classification Differences	-	-	17	8	(5)	2
	-	-	49	(11)	39	(31)

Difference Based on Amounts Recorded	$-	$-	$-	$-	$-	$-

	2010		2009
Net Difference in Totals Disclosed	$(38)		$(8)
Net Income (and % Thereof)	$1,055	-3.6%	$1,755	-0.5%
Comprehensive Income (and % Thereof)	$1,496	-2.5%	$2,437	-0.3%

Exhibit B – Reconciliation of Pension Activity

		2011	2010	2009
	Footnote 15 - Equity from page 234 of the AES 2011 Form 10-K	Total	Total	Total

1	Reclassification to earnings (net of tax) per Note 10 - Equity	$13	$23	$-
2	Add: Tax impact	6	12	1
3	Actual reclassification to earnings (gross including tax) in Note 10 - Equity	$19	$35	$1

	Footnote 14 - Benefit Plans page 229 of the AES 2011 Form 10-K
	Components of net periodic benefit cost as presented in Note 14 of the 2011 10-K
		2011			2010			2009
		US	Foreign	Total	US	Foreign	Total	US	Foreign	Total
4	Amortization of initial net obligation (asset)	$-	$-	$-	$-	$(1)	$(1)	$-	$(2)	$(2)
5	Amortization of prior service cost	4	-	4	3	-	3	4	-	4
6	Amortization of net (gain) loss	13	23	36	12	38	50	16	6	22
7	Amounts representing amortization reclassified to earnings (sum of lines 4 - 6 above)	$17	$23	$40	$15	$37	$52	$20	$4	$24

	Reconciling Items
8	Less: Portion reclassified from regulatory assets ( US - IPL )	$(17)	$-	$(17)	$(15)	$-	$(15)	$(20)	$-	$(20)
9	Immaterial classification difference			(4)			(2)			(3)
				$19			$35			$1

 Exhibit C – Supplemental Letter

THE AES CORPORATION
4300 Wilson Boulevard
Arlington, Virginia 22203

April 2, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	The AES Corporation
Registration Statement on Form S-4
File No. 333-180388

In connection with the above-referenced Registration Statement on Form S-4 relating to the offer by The AES Corporation (the “Company”) to exchange its new 7.375% Senior Notes due 2021 for its outstanding 7.375% Senior Notes due 2021, the Company hereby confirms to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission that the Company is registering the exchange offer in reliance on the Staff’s position enunciated in the Exxon Capital Holdings Corporation SEC no-action letter (available May 13, 1988), the Morgan Stanley & Co. SEC no-action letter (available June 5, 1991) and the Shearman & Sterling SEC no-action letter (available July 2, 1993).

The Company represents to the Staff that:

(i)  The Company has not entered into any arrangement or understanding with any person to distribute the new notes to be received in the exchange offer and, to the best of the Company’s information and belief, each person participating in the exchange offer is acquiring the new notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the new notes to be received in the exchange offer. In this regard, the Company will make each person participating in the exchange offer aware (through the exchange offer prospectus or otherwise) that if such person is participating in the exchange offer for the purpose of participating in a distribution of the new notes to be acquired in the exchange offer, such person (i) could not rely on the Staff position enunciated in the Exxon Capital Holdings Corporation, Morgan Stanley & Co. and Shearman & Sterling no-action letters and interpretive letters of similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Act”), in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the required selling securityholder information.

(ii)  The Company will also make each person participating in the exchange offer aware that any broker-dealer who holds old notes acquired for its own account as a result of market-making activities or other trading activities may participate in the exchange offer so long as the broker-dealer has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the new notes.

(iii)  The Company will also make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds old notes acquired for its own account as a result of market-making activities or other trading activities and who receives new notes in exchange for such old notes in the exchange offer may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Act (as described in the Shearman & Sterling no-action letter) in connection with any resale of such new notes.

(iv)  The Company will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the exchange offer the following additional provision: if the exchange offeree is a broker-dealer holding old notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Act in connection with any resale of new notes received in respect of such old notes pursuant to the exchange offer.

If you have any questions or comments about the foregoing, please do not hesitate to contact me at (703) 522-1315.

Very truly yours,

By:	/s/ Zafar Hasan
	Name:	Zafar Hasan, Esq.
	Title:	Assistant General Counsel

cc:	Richard D. Truesdell, Jr.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017